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                          HEALTHCARE ACQUISITION CORP.
                              2116 FINANCIAL CENTER
                                666 WALNUT STREET
                             DES MOINES, IOWA 50309



                                                              July 26, 2005



VIA EDGAR AND FACSIMILE
-----------------------

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attn: John Reynolds
      Assistant Director

Re:   HEALTHCARE ACQUISITION CORP.
      REGISTRATION STATEMENT ON FORM S-1 FILED MAY 6, 2005
      AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 FILED JUNE 9, 2005 AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1 FILED JULY 12, 2005 AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-1 FILED JULY 25, 2005 FILE NO. 333-124712
      -------------------------------------------------------------------------


Dear Sir:

         Pursuant to Rule 461 under the Securities Act of 1933, the Registrant hereby requests acceleration of effectiveness of its Registration Statement so that it will become effective at 4:30 P.M. on July 28, 2005 or as soon as thereafter practicable.

         Please note that we acknowledge the following:

         should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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         If you have any questions or comments, please feel free to contact me at your earliest convenience.

                                                       Very truly yours,

                                                       /s/ Matthew P. Kinley
                                                       ---------------------
                                                       Matthew P. Kinley
                                                       President

cc: Stuart Neuhauser, Esq.
    Steven Skolnick, Esq.